________________, 2007
Exhibit 12a
Goldman Sachs Trust
71 South Wacker Drive, Suite 500
Chicago, Illinois 60606-6303
AXA Enterprise Funds Trust
1290 Avenue of the Americas, 8th Floor
New York, NY 10104
Ladies and Gentlemen:
     We have acted as counsel to the Goldman Sachs Trust, a Delaware statutory trust (“GST”), and to certain of the investment portfolios of GST identified on Exhibit A to the Agreement and Plan of Reorganization by and between GST and AXA Enterprise Funds Trust, a Delaware statutory trust (“Enterprise Trust”), dated January ___, 2007 (the “Plan”), in connection with the transfer of all of the assets of each investment portfolio of Enterprise Trust identified on Exhibit A to the Plan (collectively, the “Enterprise Funds”) to the investment portfolio of GST listed on Exhibit A alongside such Enterprise Fund (collectively, the “GST Funds”), in exchange solely for shares of such GST Fund and its assumption of such Enterprise Fund’s liabilities, followed by the distribution by such Enterprise Fund to its shareholders of such GST Fund shares (collectively, the “Reorganization”), pursuant to the Plan. You have asked for our opinion as to certain Federal income tax consequences of the Reorganization. (All capitalized terms used but not otherwise defined in this letter shall have the meanings ascribed to them in the Plan.)
     For purposes of this opinion, we have reviewed the Plan and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:
(i)	The Reorganization will be completed in the manner set forth in the Plan and in the Registration Statement on Form N-14 of GST to which this opinion is filed as an exhibit (the “Registration Statement”), including the combined Proxy Statement/Prospectus of Enterprise Trust and the Enterprise Funds and GST and the GST Funds contained therein (the “Proxy-Prospectus”).

(ii)	The representations contained in the letters of representation from GST and Enterprise Trust to us, dated as of this date, are true and complete.

(iii)	Each GST Fund will qualify as a “regulated investment company” under section 851 of the Internal Revenue Code of 1986, as amended (the “Code”) for the current taxable year.
     On the basis of the foregoing, it is our opinion that:

Goldman Sachs Trust
AXA Enterprise Funds Trust
___, 2007

(1)	the Reorganization will constitute a “reorganization” within the meaning of section 368(a)(1)(C) or (D) of the Code with respect to each Existing GST Fund and the corresponding Enterprise Fund and a reorganization within the meaning of section 368(a)(1)(F) of the Code with respect to each Shell GST Fund and the corresponding Enterprise Fund, and each Fund will be a “party to a reorganization” within the meaning of section 368(b) of the Code;

(2)	each Enterprise Fund will recognize no gain or loss (a) upon the transfer of its assets to the corresponding GST Fund in exchange for GST Fund shares and the assumption of the liabilities of such Enterprise Fund, or (b) upon the distribution of those shares to the shareholders of such Enterprise Fund;

(3)	each GST Fund will recognize no gain or loss upon the receipt of the assets of the corresponding Enterprise Fund in exchange for shares of such GST Fund and the assumption of the liabilities of such Enterprise Fund;

(4)	the tax basis in the hands of each GST Fund of each asset of the corresponding Enterprise Fund transferred to such GST Fund in the Reorganization will be the same as the basis of that asset in the hands of such Enterprise Fund immediately before the transfer;

(5)	the holding period in the hands of each GST Fund of each asset of the corresponding Enterprise Fund transferred to such GST Fund in the Reorganization will include the period during which that asset was held by the corresponding Enterprise Fund;

(6)	the shareholders of each Enterprise Fund will recognize no gain or loss upon their receipt of shares of the corresponding GST Fund;

(7)	the aggregate tax basis of the GST Fund shares received by each shareholder of the corresponding Enterprise Fund will equal the aggregate tax basis of the Enterprise Fund shares surrendered by that shareholder in the Reorganization;

(8)	the holding periods of the GST Fund shares received by each shareholder of the corresponding Enterprise Fund will include the holding periods of the Enterprise Fund shares surrendered by that shareholder in the

Goldman Sachs Trust
AXA Enterprise Funds Trust
___, 2007

Reorganization, provided that the Enterprise Fund shares are held by that shareholder as capital assets on the date of the Reorganization;

(9)	each GST Fund will succeed to and take into account the tax attributes of the corresponding Enterprise Fund described in section 381(c) of the Code, subject, with respect to each Existing GST Fund, to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder; and

(10)	in the case of each Shell GST Fund, the taxable year of the corresponding Enterprise Fund will not end on the date of the Reorganization as a result of the Reorganization, and each Shell GST Fund will otherwise be treated, for purposes of section 381 of the Code, just as the corresponding Enterprise Fund would have been treated if there had been no Reorganization.
     This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court concerning the issues. We express no opinion relating to any Federal income tax matter except on the basis of the facts described above, and any changes in such facts could require a reconsideration and modification of such opinion. We also express no opinion regarding tax consequences under foreign, state or local laws. In issuing our opinion, we have relied solely upon existing provisions of the Code, existing and proposed regulations thereunder, and current administrative positions and judicial decisions. Such laws, regulations, administrative positions and judicial decisions are subject to change at any time. Any such changes could affect the validity of the opinion set forth above. Also, future changes in Federal income tax laws and the interpretation thereof can have retroactive effect.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “INFORMATION ABOUT THE REORGANIZATION — Federal Income Tax Consequences” in the Proxy-

Goldman Sachs Trust
AXA Enterprise Funds Trust
___, 2007

     Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.
Very truly yours,